September 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Edwin Kim
Jan Woo

Re:	Infobird Co., Ltd
Draft Registration Statement on Form F-1 Submitted August 4, 2020
CIK No. 0001815566

Ladies and Gentlemen:

Infobird Co., Ltd (the “Company” or “we”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated August 31, 2020 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

If the Staff would like hard copies of the Draft Registration Statement on Form F-1 (the “Registration Statement”) as confidentially submitted to the Commission on the date hereof, marked against the Draft Registration Statement on Form F-1 as confidentially submitted to the Commission on August 4, 2020, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Draft Registration Statement filed August 4, 2020

Prospectus Summary, page 1

1.	You describe yourself as one of the leading domestic SaaS providers in serving large enterprises in the finance industry in customer engagement. Please provide the basis for your belief that you are a leader and describe the criteria used, such as market share based on revenues. Further, clarify whether you have significant market share in other industries, such as education, public services, healthcare and consumer products industries in which you compete.

Company Response: It is respectfully submitted that we believe we are one of the leading domestic SaaS providers in serving large enterprises in the finance industry in customer engagement primarily due to the following reasons:

●	The AI SaaS customer engagement industry is newly emerging: There are few specific reports analyzing this market. To our knowledge, the domestic companies in this industry are all small- to medium-scaled private enterprises with an estimated average annual revenue of less than $15 million in 2019, and there is no enterprise that currently dominates the market. Meanwhile, our revenue in 2019 exceeded $18 million.

●	Infobird Beijing is one of the first enterprises to enter the AI SaaS customer engagement industry, particularly in the finance industry: Our services to China Guangfa Bank date back to 2011, and we believe this was one of the first cases of a large banking enterprise adopting SaaS solutions in customer engagement in China. Even though we began small as a trial service for China Guangfa Bank, we have successfully expanded the average monthly paid user accounts for China Guangfa Bank over seven thousand for the year ended December 31, 2019. We believe this is a result of the excellent performance of our solutions and lack of replacement solutions that are capable of supporting high concurrence of accounts on the cloud. Our experience with China Guangfa Bank is very rewarding because we believe that we, together with our client, pioneered the market without realizing it at the time.

●	We have proven our technological and service capabilities to serve demanding large financial enterprises in the long-term: Due to our self-developed cloud computing structure, our products have flexible scale-out capabilities, high tolerance of failures and default, and support ultra-large-scale concurrence capabilities. We believe this technological capability exceeds most of the current domestic customer engagement SaaS providers since most of them use open source to provide services. With open source, they have lower tolerance of failure, and support a concurrence of approximately 2,000 agents with one set of physical equipment. Under the same conditions and with the same resources, we could provide high tolerance of failures and default and can support a large volume of services of concurrence of over 10,000 agents with a cloud computing structure. Even if such providers added additional sets of physical equipment to support a concurrence of more agents, we believe there would still be problems with timely response as well as uneven agent distribution. In addition, based on feedback from our large financial enterprise clients, we have successfully met the high stability and service requirements of large financial enterprises.

We do not have significant market share in other industries, such as education, public services, healthcare and consumer products industries.

2.	On page 2 you provide industry market information for the SaaS industry in China as a whole, the AI industry in China as a whole, and the IT services market for the finance industry. We note that you describe yourself as a leader in a small subset of these industries, providing AI, SaaS, and customer service engagement services primarily in the financial services industry. Please clarify that you only compete in a smaller subset of these broader categories. Please consider revising to present specific market information for the subset of industries for which you compete.

Company Response: It is respectfully submitted that we compete in the sector providing AI, SaaS, and customer engagement solutions, which is not restrained solely to the financial services industry, but also includes broader industries including the education, public services, healthcare and consumer products industries. Currently, most of our customers are in the finance industry. As AI, SaaS, and customer engagement solutions is relatively new to this sector, there exist few industry reports describing the market information of this specific sector. Therefore, we described the broad industries, including the AI industry, SaaS industry, and the IT services industry, in the Registration Statement.

3.	In your summary, please disclose the risk that you are dependent on a major customer, China Guangfa Bank, which accounted for 77.3% of your 2019 revenues.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 10 of the Registration Statement accordingly.

Corporate History and Structure, page 3

4.	Please describe your reorganization with more details as to how the shareholders of Infobird Beijing, your VIE, received their respective shares in Infobird Cayman, your public holding company. We note that 19 million ordinary shares of Infobird Cayman were issued to 19 investors in March 2020. Please clarify whether this sale of securities was in the same proportion as the ownership of Infobird Beijing prior to the reorganization. It is not clear if these 19 investors still own their same interests in Infobird Beijing or if they sold them to members of management or your sponsors.

Company Response: The sale of securities in March 2020 was in the same proportion as the ownership of Infobird Beijing prior to the reorganization. These investors still own their same interests in Infobird Beijing.

5.	Please identify the shareholders of Infobird Beijing that are the signatories of the VIE agreements and current nominal owners of Infobird Beijing. Identify the parties to the spousal consents, including their respective spouses that are the shareholders of Infobird Beijing. In addition, describe the management structure of Infobird Beijing and identify its board members beyond Shengmin Wu.

Company Response: The shareholders of Infobird Beijing that are the signatories of the VIE agreements and current nominal owners of Infobird Beijing, as well as their spouses, are as follows (last name, first name):

1.	Shareholder Name: Wu Yimin

Spouse Name: Tang Qing

2.	Shareholder Name: Jiang Dongliang

Spouse Name: Yan Peng

3.	Shareholder Name: Weng Bing

Spouse Name: Wang Xue Meng

4.	Shareholder Name: Wu Weimin

Spouse Name: Lyu Ling

5.	Shareholder Name: Yu Zhuoke

Spouse Name: Wang Hao

6.	Shareholder Name: Meng Ji

Spouse Name: Bin Yu

7.	Shareholder Name: Li Zhiguo

Spouse Name: Liu Lei

8.	Shareholder Name: Li Yujiang

Spouse Name: Yang Yue Yuan

9.	Shareholder Name: Lin Nai Zhen

Spouse Name: Shi Li Zhen

10.	Shareholder Name: Lin Jun

Spouse Name: Liu Yin

11.	Shareholder Name: Hong Hao

Spouse Name: Guo Xin Xin

12.	Shareholder Name: Wang Jiang

Spouse Name: He Su Ru

13.	Shareholder Name: Wang Rui

Spouse Name: Guo Ying Ying

14.	Shareholder Name: Xiao Le Jian

Spouse Name: Cui He Ying

15.	Shareholder Name: Miao Man Lin

Spouse Name: Hai Feng Bin

16.	Shareholder Name: Guo Jian Feng

Spouse Name: Qu Lingfan

17.	Shareholder Name: Yan Lin De

Spouse Name: Li Yue Yun

18.	Shareholder Name: Chen Yong Liang

Spouse Name: Yang Ming Jun

19.	Shareholder Name: Ju Jing

Spouse Name: Liang Yang Chun

20.	Shareholder Name: Qiu Ping Rong

Spouse Name: N/A

The senior management structure of Infobird Beijing is as follows (last name, first name):

1.	Wu Yimin, Chief Executive Officer
2.	Tseng Hsiaochien, Executive Vice President
3.	Chen Chunhsiang, Vice President
4.	Zhou Lianfang, Finance Director

The board members of Infobird Beijing are as follows (last name, first name):

1.	Wu Yimin, Chairman of the Board of Directors
2.	Weng Bing
3.	Jiang Dongliang

Risk Factors

Failure to adhere to regulations that govern our customers’ business…, page 12

6.	You indicate that you only have a VATS License to offer call center services in Guizhou Province. Please describe how these restrictions have impacted your operations. It is unclear whether your physical call center operations are restricted to Guizhou or you are able to service calls from outside Guizhou. Further, please clarify whether you are currently compliant with such restrictions, as it appears that you have operations and customers in locations outside of Guizhou according to your Business section.

Company Response: As disclosed on page 12 of the Registration Statement, we are currently not compliant with such restrictions. The VATS License relates to our BPO services delivered mainly through Infobird Guiyang, a subsidiary of Infobird Beijing. Infobird Guiyang holds a VATS License to offer call center services in the Guizhou Province, while Infobird Beijing holds a VATS License to offer such services nationwide in China. The reason why we offer BPO services through Infobird Guiyang is that our first and largest client for BPO services was located in the Guizhou Province. As we grew the BPO services business outside of the Guizhou Province, we continued to enter into agreements with customers using Infobird Guiyang as a counterparty. We are currently in the process of switching the counterparty on our relevant existing agreements with customers from Infobird Guiyang to Infobird Beijing in order to be compliant with such restrictions. We do not believe there will be any material adverse impact on our business.

Key Factors that Affect Operating Results, page 42

7.	You disclose that your ability to increase your revenues and your profitability will depend on your ability to continue to increase your paid user accounts and number of customers. In addition, you disclosed that you had over 10,000 paid user accounts for SaaS services and BPO services as of May 30, 2020. Please expand your disclosures to address the following:

●	Please clarify whether the number of paid user accounts, average monthly paid user, and customers are used as your key performance metrics to measure your operating performance.

●	Please include a discussion of the trends, expectations and purpose of these metrics as they relate to your business operations and performance.

In addition, please revise to disclose number of paid user accounts and average monthly paid user that are attributable to your significant customer, China Guangfa Bank, for each period presented. Your disclosure should highlight the significance and dependence on this customer.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 47 of the Registration Statement accordingly.

Management’s discussion and analysis of financial condition and results of operations

Overview, page 42

8.	We note you state: “[w]e have grown rapidly since our inception. We generate revenues primarily from providing standard and customized cloud-based SaaS and BPO services. For the years ended December 31, 2019 and 2018, total revenues were approximately $18.2 and $18.8 million, respectively. Our gross profit and net income were $10.3 million and $5.1 million, respectively, for the year ended December 31, 2019 as compared to our gross profit and net income of $9.5 million and $2.4 million, respectively, for the year ended December 31, 2018.” It appears your 2019 revenue decreased about 3% compared to 2018 revenue. Please revise your disclosures to support your statement that you have grown rapidly since your inception. Further, explain why the increase in average monthly paid users of 15.7% did not have a corresponding impact on your revenue even after factoring in the impact of changes in your currency. Indicate whether the average paid users number should be stratified by revenue or fee type to explain this disparity.

Company Response: The Company acknowledges the Staff’s comment and has revised and expanded the disclosure on pages 46, 47 and 49 of the Registration Statement accordingly.

Liquidity and Capital Resources, page 46

9.	Please disclose the minimum funding required remaining in business for at least the next 12 months. Please refer to Item 303(a) (1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release No. 33-8350 for additional guidance. In addition, please describe the importance of your significant customer, China Guangfa Bank, on your liquidity and the potential impact of the loss of this customer.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 51 of the Registration Statement accordingly.

Business, page 51

10.	We note that three vendors accounted for over 40% of your total purchases for 2019. Please describe the purchases and how these entities relate to the infrastructure of your platform. Identify the vendors, to the extent material, and disclose the material terms of your agreements with these vendors.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Registration Statement accordingly. The three vendors are telecommunications carriers. Our purchases from these vendors relate to our infrastructure as the purchases are value-added telecommunications services, such as voice lines and research services. The Company enters into agreements with vendors in the ordinary course of its business. Such agreements generally have initial terms ranging from two to three years and typically contain automatic renewal provisions. The Company believes that, should the need arise, suitable replacement vendors would be available on commercially reasonable terms.

11.	You disclose that you had 10,000 paid user accounts for SaaS services and BPO services as of May 31, 2020. To the extent material, please also disclose the total number of customers and the nature of those customers to provide additional context.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 58 and 64 of the Registration Statement accordingly.

12.	Please disclose the material terms of your agreement with your largest customer, China Guangfa Bank, including the term and termination provisions. File the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 64 of the Registration Statement accordingly.

Management, page 73

13.	We note that your management and principal shareholders may have a controlling interest in Infobird Cayman after the IPO. Please clarify you may be eligible for the close company exemptions under Nasdaq rules.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 of the Registration Statement accordingly to reflect that the Company may be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of the voting power of the Company is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, the shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). The Company does not currently expect that more than 50% of the voting power for the election of directors will be held by an individual, a group or another company following the consummation of the initial public offering.

14.	Under Cayman Islands law, it appears that you are not required to have an annual meeting. Please clarify whether you will have annual director elections.

Company Response: As disclosed in the Registration Statement, although the Company is permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, the Company currently intends to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders. The Company has revised the disclosure on pages 7 and 82 of the Registration Statement accordingly to clarify such intent.

Capitalized development costs, page F-10

15.	Please expand your disclosures to clarify whether amortization of internal-use software should begin when the software is ready for its intended use. Please refer to ASC 350-40- 35-6.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 55 and F-10 of the Registration Statement accordingly to clarify that amortization of internal-use software begins when the software is ready for its intended use in accordance with ASC 350-40-35-6.

Revenue recognition, page F-11

16.	We note your disclosure of your revenue recognition policies for each type of revenue streams. Please expand your disclosure to provide the contract terms of these contracts with customers, including the duration of these contracts with customers.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 48, 54, 55 and F-12 of the Registration Statement accordingly to provide the contract terms of these contracts with customers, including the duration of these contracts with customers.

Variable interest entity (“VIE”), page F-15

17.	We note from your disclosure in Note 3 of your consolidated financial statements that you have determined Infobird Beijing to be variable interests entities (“VIEs”) through the Contractual Arrangements with Infobird Beijing, which you consolidate as a result of being the primary beneficiary. Please tell us your consideration for presenting the assets and liabilities of the consolidated VIEs separately on the face of the consolidated balance sheets in accordance with ASC 810-10-45-25.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-15 of the Registration Statement accordingly to disclose that creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs and there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. In addition, since the Company’s assets and liabilities are of the VIEs, and the VIEs’ consolidated assets and liabilities were fully disclosed in Note 3 to the consolidated financial statements, the Company believes its disclosure is sufficient and is not presenting the assets and liabilities of the consolidated VIEs separately on the face of the consolidated balance sheets.

Recent Sales of Unregistered Securities, page II-1

18.	Please provide a description of the sales of shares of Infobird Beijing for the past three fiscal years, pursuant to Item 701 of Regulation S-K. We note that your disclosure is limited to the shares issued at the creation of your public holding company Infobird Cayman that was newly created as part of your reorganization. Please include the sales of your predecessor entity.

Company Response: The Company acknowledges the Staff’s comment and respectfully submits that it believes that it has previously furnished on page II-1 of the Registration Statement the required information concerning all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act of 1933, as amended, in accordance with Item 701 of Regulation S-K.

General

19.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response: The Company acknowledges the Staff’s comment and respectfully submits that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, whether or not they retain copies of the communications.

***

If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-010-52411819 or by e-mail at wuym@infobird.com or the Company’s counsel by telephone at 305-539-3306 or by e-mail at clayton.parker@klgates.com.

Sincerely,

/s/ Yimin Wu
Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors

cc:

Clayton E. Parker, Esq., K&L Gates LLP